

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 16, 2008

Mr. Sergio Edelstein
President and Chief Executive Officer
GSI Group, Inc.
125 Middlesex Turnpike
Bedford, Massachusetts 01730

      RE: **GSI Group, Inc.**
           Form 8-K dated December 3, 2008
           Filed December 4, 2008
           File No. 000-25705

Dear Mr. Edelstein:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments

                              Sincerely,

                              Angela J. Crane
                              Accounting Branch Chief